MCMURDO LAW GROUP, LLC Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com	3rd Floor 1185 Avenue of the Americas New York, NY 10036

September 19, 2018

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention: Lory Empie

Hugh West

David Gessert

Erin Purnell

Re: Melt, Inc.

Form 10-12G

Filed on August 13, 2018

File No. 000-55978

Dear All:

We are filing an Amendment No. 1 to the Registration Statement on Form 10-12G (the “Registration Statement”) in response to your recent review letter addressed to David Lazar, Chief Executive Officer of Melt, Inc. (the “Company”), dated September 7, 2018 (the “SEC Letter”). This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Form 10 filed August 2, 2018

General

1. Please note that the registration statement becomes effective automatically 60 days after its initial filing. Following effectiveness, you will then be subject to the reporting requirements of the Exchange Act of 1934.

Duly noted.

Item 1. Description of Business

General Background of the Company, page 3

2. We note your risk factor on page 9 that the company’s sole officer and director, David Lazar, may have conflicts of interests arising from fiduciary duties he owes to his involvement with other similarly situated companies, namely Zhongchai Machinery, Inc. and Shentang International, Inc. Please revise this section to:

• discuss Mr. Lazar’s experience with transactions involving blank check companies;

• identify all other blank check or shell companies with which Mr. Lazar is currently involved; and

• describe how Mr. Lazar will determine which company may get preference as to any identified business combination opportunities.

Please also expand your risk factor disclosure in this regard.

We have revised both the Description of Business and the Risk Factors in order to address each of the above factors and comments.

3. Please revise to disclose that the company discontinued its operations in 2010.

We have added disclosure regarding the discontinuation of operations in 2010.

4. We note your disclosure that the necessary corporate actions were taken to issue 27,000,000 shares of the company’s common stock to Mr. Lazar on May 31, 2018. However, we note that the company was not appointed a custodian until June 27, 2018. Please advise. In addition, please describe the services that Mr. Lazar rendered to the company and explain who requested those services since the company was abandoned at the time. If Mr. Lazar owned any other shares of Melt’s common stock prior to the appointment of Custodian Ventures, LLC as custodian, please revise to discuss how and when he obtained those shares.

The reference to the issuance of 27,000,000 shares on May 31, 2018 has been removed, as it was originally included in error. We have added disclosure regarding the services Mr. Lazar provided and that the services were not requested by any party.

5. We note your disclosure that notice was given to the officers and directors of Shentang

International, Inc. regarding the appointment of Custodian Ventures, LLC as custodian of Melt, Inc. on June 27, 2018. Please expand your disclosure to explain the role of Shentang’s officers and directors in the custodianship of Melt.

Shentang’s officers and directors have no role in the custodianship of Melt. That error was corrected.

Business Objectives of the Company, page 3

6. Please revise the disclosure in the first paragraph on page 4 to clarify whether or not there is currently a trading market in your shares.

We have edited the disclosure to indicate that there is currently a trading market in the Company’s shares.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 17

7. Please revise the beneficial ownership table to specifically name Mr. Lazar as the Director and Officer. Please also revise the table to reflect ownership as of the most recent practicable date. Finally, please ensure that corresponding changes are made to the beneficial ownership amounts referenced throughout the filing, including to the total number of outstanding shares disclosed in footnote 1. Refer to Item 403(b) of Regulation S-K for guidance.

The ownership amount has been revised in the table, the Registration Statement and the footnote to correctly disclose the ownership as of the most recent practicable date.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 18

8. Please describe the business experience for the past five years for David Lazar, including disclosure of his principal occupations and employment during the past five years and any other directorships held. Refer to Item 401(e) of Regulation S-K.t, Inc.

We have added a description of David Lazar’s business experience for the past five years.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 18

9. We note that you disclose promissory notes issued on July 3, 2018, and then disclose total amounts owed to Mr. Lazar and Custodian Ventures as of June 30, 2018. Please revise your disclosure in this section to include any qualifying transaction since the beginning of your last fiscal year, and provide the balances on the notes.

We have revised the disclosure to clarify the qualifying transactions with Mr. Lazar since the beginning of the last fiscal year.

Item 10. Recent Sales of Unregistered Securities, page 19

10. Please revise to disclose the May 31, 2018 sale of 27,000,000 shares of common stock at par value of $0.001 to Mr. Lazar in this section.

Reference to the sale of 27,000,000 shares was removed as that was included in error and never occurred.

Item 11. Description of Registrant’s Securities to be Registered, page 19

11. We note your certificate of incorporation authorizes you to issue up to 100,000,000 shares of common stock. However, we note that you issued 27,000,000 shares of common stock to David Lazar on May 31, 2018, and 78,000,000 shares of common stock to Custodian Ventures, LLC on July 3, 2018. We also note that the company had 21,290,000 shares of common stock issued and outstanding as of December 31, 2009 according to your 10-K filed March 24, 2010. Please revise your disclosure here and throughout the filing to reconcile these amounts.

Please see the response to Comment No. 10 above.

Item 13. Financial Statements and Supplementary Data

Balance Sheets as of June 30, 2018 and December 31, 2017, page 32

12. We note your disclosure on page 3 that you issued 27,000,000 shares of common stock for services valued at $27,000 to your Chief Executive Officer on May 31, 2018; however, it is not clear where this transaction has been reported in your financial statements. Please advise or revise as necessary.

Please see the response to Comment No. 10 above.

Item 15. Financial Statements and Exhibits, page 39

13. We note that the Notice of Entry of Order, filed as Exhibit 2, requires that Custodian Ventures file an amendment to your articles of incorporation. Please revise to file the amended articles as an exhibit to your registration statement. Please also represent to us that Custodian Ventures has complied with each directive enumerated in the Order. If you cannot make such representation, please tell us why.

The certificate of amendment has been filed with the Registration Statement. We hereby represent that Custodian Ventures has complied with directed enumerated in the Order.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Matthew McMurdo, Esq.
Matthew McMurdo, Esq.

cc:  David Lazar

       Chief Executive Officer, Melt, Inc.